Exhibit 99.2

February 20, 2020 By EDGAR TELUS Corporation 510 West Georgia Street Vancouver, British Columbia V6B 0M3	Norton Rose Fulbright Canada LLP 222 Bay Street, Suite 3000, P.O. Box 53 Toronto, Ontario M5K 1E7 Canada F: +1 416.216.3930 nortonrosefulbright.com

Dear Sirs/Mesdames:

TELUS Corporation Prospectus Supplement dated February 20, 2020 (the “Prospectus Supplement”)

We refer you to the Prospectus Supplement dated February 20, 2020 to the short form base shelf prospectus of TELUS Corporation dated July 19, 2019, forming part of the Registration Statement on Form F-10 (Registration No. 333-232601) filed by TELUS Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our name on the cover page of the Prospectus Supplement and under the headings “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations” and “Legal Matters” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.